UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NEVADA GOLD HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-52636	20-3724068
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 E. Colorado Blvd., Suite 888
Pasadena, CA  91101
(Address of principal executive offices, including zip code)

925-938-0406
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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NEVADA GOLD HOLDINGS, INC.
800 E. Colorado Blvd., Suite 888
Pasadena, CA  91101

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
NEVADA GOLD HOLDINGS, INC.

INTRODUCTION

This Information Statement is being mailed on or about November 18, 2010 to holders of record of shares of common stock of Nevada Gold Holdings, Inc., a Delaware corporation (the “Company”, “we”, “us,” or “our”), as of the close of business on November 11, 2010.  This Information Statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On October 29, 2010, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Far East Golden Resources Investment Limited, a Hong Kong limited liability company (“FEGRI”), pursuant to which FEGRI acquired 30,000,000 units of securities of the Company (the “PPO Units”) at a purchase price of $0.10 per PPO Unit.  Each PPO Unit consists of (i) one share of common stock, par value $0.001 per share, of the Company and (ii) a warrant representing the right to purchase one share of the Company’s common stock, exercisable for a period of five years at an initial exercise price of $0.10 per share.  FEGRI is a wholly owned subsidiary of Hybrid Kinetic Group Limited, an exempt company incorporated in Bermuda with limited liability, engaged in the environmental automotive business.

Pursuant to the terms of the Subscription Agreement, the Company has agreed to increase the size of its Board of Directors from three to seven members, and FEGRI is entitled to nominate four (4) reasonably qualified candidates to fill the vacancies created thereby.  FEGRI has designated Yung Yeung, Chunhua Huang, Wei Wang and Vincent Wang as the proposed directors.  The appointment of the new directors will constitute a change in the majority of our directors.

Our current directors, David Rector, John N. Braca and David C. Mathewson, will remain as directors.

The appointment of the new directors will not take effect until at least ten days after this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and mailed to all the holders of record of our common stock, in compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES

Our Board of Directors fixed the close of business on November 11, 2010 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement.  Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001.  As of the record date, there were 37,851,862 shares of our common stock issued and outstanding and no shares of preferred stock outstanding.  Each stockholder is entitled to one vote per share of common stock held on all matters to be voted on.  The intended change in directors is not subject to a shareholder vote.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current directors and executive officers:

Name	Age	Position

David Rector	63	Chief Executive Officer, President, Treasurer and Director
John N. Braca	52	Director
David C. Mathewson	66	Director

The principal occupation and business experience during the past five years for our current executive officers and directors is as follows:

David Rector, Chief Executive Officer, President, Treasurer and Director.  Mr. Rector has served as our Chief Executive Officer, President, Treasurer and Director since November 5, 2009.  Mr. Rector does not have an employment agreement with us but receives $7,500 per month in compensation for his services to us.  Mr. Rector had previously served as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director from April 19, 2004 through December 31, 2008.  He has served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Standard Drilling, Inc. since November 2007 and of Universal Gold Mining Corp. since September 30, 2008.  Mr. Rector previously served as President, Chief Executive Officer and Chief Operating Officer of Nanoscience Technologies, Inc. from June 2004 to December 2006, when he resigned as an officer and director of Nanoscience.  Mr. Rector also served as Chief Executive Officer, Chief Financial Officer, President and Treasurer of California Gold Corp. from June 15, 2007 to July 11, 2007 and again from August 8, 2007 to November 12, 2007.  Since June 1985, Mr. Rector has been the principal of the David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries.  From January 1995 until June 1995, Mr. Rector served as the General Manager of the Consumer Products Division of Bemis-Jason Corporation.  Mr. Rector was employed by Sunset Designs Inc., a manufacturer and marketer of consumer product craft kits from June 1980 until June 1985.

Additionally, Mr. Rector currently serves on the Board of Directors of the following public companies:

Name	Director Since

Senesco Technologies, Inc. (AMEX:SNT)	February 2002
Dallas Gold & Silver Exchange (AMEX:DSG)	May 2003
California Gold Corp.. (OTCBB:CLGL)	June 2007
Standard Drilling, Inc. (STDR.PK)	November 2007
Li3 Energy, Inc. (OTCBB:LIEG)	June 2008
Universal Gold Mining Corp. (OTCBB:UGDM)	September 2008

As a result, the amount of time that Mr. Rector has to devote to our activities may be limited.

John N. Braca, Director.  Mr. Braca became a director of the Company on November 13, 2009.  Mr. Braca is a licensed Certified Public Accountant in the State of Pennsylvania and is affiliated with the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants.  Mr. Braca currently serves as a director and member of the audit and compensation committees of Senesco Technologies, Inc.  He has also served as a director and board observer for other healthcare, technology and biotechnology companies over the course of his career.  He continues to work with both investors and management of companies in both exit and business development scenarios.  Since April 2006, Mr. Braca has been the managing director of Fountainhead Venture Group, a healthcare information technology venture fund providing investment and business consulting services to evolving businesses.  From May 2005 through March 2006, Mr. Braca was a business advisor to GlaxoSmithKline research and development operations.  From 1997 to April 2005, Mr. Braca was a general partner and director of business investments for S.R. One Limited, the venture capital subsidiary of GlaxoSmithKline.  From January 2000 to July 2003, Mr. Braca was a general partner of Euclid SR Partners Corporation, an independent venture capital partnership.  Prior to joining S.R. One, Mr. Braca held various finance and operating positions of increasing responsibility within several subsidiaries and business units of GlaxoSmithKline.  Mr. Braca received a Bachelor of Science in Accounting from Villanova University and a Master of Business Administration in Marketing from Saint Joseph’s University.

David C. Mathewson, Director and Geological Advisor.  Mr. Mathewson was the Chief Executive Officer, President, Secretary, Treasurer, Chief Geologist and sole director of Nevada Gold Enterprises, Inc., a Nevada corporation, from its inception on October 7, 2008, and became Chief Executive Officer, President, Secretary, Treasurer, Chief Geologist and sole director of the Company on December 31, 2008.  He resigned as Chief Executive Officer, President, Secretary, Treasurer and Chief Geologist on November 5, 2009, but remains as our director and Geological Advisor.  Mr. Mathewson has more than 30 years of hands-on gold exploration experience on the Carlin gold trend in north-central Nevada.  Between August 2006 and August 2008, Mr. Mathewson was President, Chief Geologist and director of Gold Run, Inc., a public company.  Between June 2002 and June 2006, Mr. Mathewson was the Vice President of Exploration for Tone Resources, Ltd., a Canadian corporation, where he managed that company’s gold exploration program (Mr. Mathewson remained a director of Tone Resources until his resignation on March 23, 2007).  Between May 2001 and June 2002, Mr. Mathewson staked claims and evaluated business opportunities both as an individual and through his 50%-owned company, KM Exploration, Ltd (which has since been dissolved).  Between January 1995 and May 2001, he was the Regional Manager of Exploration for Newmont Mining Company, where he was responsible for managing that company’s exploration activities in the Great Basin and Carlin gold trends.  Prior to that, he was engaged as Newmont Mining Company’s Senior Exploration Geologist from April 1989 through December 1995.

David Rector will continue to serve as the Company’s Chief Executive Officer, President, Treasurer and Director, and John N. Braca and David C. Mathewson will continue to serve as directors of the Company.

Proposed Directors

Pursuant to the terms of the Subscription Agreement, the Company has agreed to increase the size of its Board of Directors from three to seven members, and FEGRI is entitled to nominate four (4) reasonably qualified candidates to fill the vacancies created thereby.  FEGRI has named the following individuals to the Company’s Board of Directors.  The following table sets forth information for the proposed directors:

Name	Age	Position

Yung Yeung	53	Chairman of the Board
Chunhua Huang	46	Director
Wei Wang	43	Director
Vincent Wang	37	Secretary and Director

The principal occupation and business experience during the past five years for the proposed directors is as follows:

Yung Yeung, Chairman of the Board, has been Chairman of the Board of Hybrid Kinetic Group Limited since 1998.  Dr. Yeung is a well-known, highly successful automotive industrialist and pioneering international financier.  He serves as a director of the John Hopkins University Center – Nanjing University Centre for Chinese and American Studies.  Dr. Yeung was the chairman, chief executive officer and president of Brilliance China Automotive Holdings Limited from 1992 to 2002 and also the chairman and president of Shenyang Jinbei Passenger Vehicle Manufacture Co., Ltd. from 1992 to 2002.  Dr. Yeung holds a Ph.D. Degree in Economics from China’s Southwest University of Finance & Economics.

Chunhua Huang, Director, is Vice Chairman of the Board of Hybrid Kinetic Group Limited, since August 2010.  Dr. Huang started his investment banking career as a China equity analyst at James Capel (Asia) (now HSBC Securities) from 1994 to 1996.  He was a senior member of the top-ranked China research team of Credit Lyonnais Securities Asia (CLSA) between 1996 and 2000.  Dr. Huang joined Brilliance China Automotive Holdings Limited to serve as Chief Financial Officer of Far Eastern Golden Resources between August 2000 and May 2004 and as Deputy Chairman between November 2002 and August 2007.  From May 2007 to April 2009, Dr. Huang returned to the brokerage industry to join BNP Paribas as Director of China Equity Research and a China Equity Strategist.  He holds a Bachelor of Economics Degree from Wuhan University in China, and an MBA and PhD in Marketing from the University of Strathclyde in Scotland.

Wei Wang, Director, has been Vice President for Marketing, Sales, and Services of Hybrid Kinetic Motors Corp. since 2009.  Prior to joining Hybrid Kinetic Motors, he served as Chief Representative in SeverStal Overseas Ltd.’s Beijing Representative Office from 2005 to 2008 and as General Manager for Strategic Raw Materials Development in SeverStal North America, Inc. from 2005 to 2009.  He holds an MBA from the University of Michigan and a doctorate and masters in Materials Science and Engineering from Ohio State University.

Vincent Wang, Secretary and Director, was appointed as our Secretary in November 2010.  Mr. Wang has been Vice President of Hybrid Kinetic Motors Corp. since 2009 and also serves as a director of American Compass, Inc, a wholly-owned subsidiary of Hybrid Kinetic Group Limited, since 2009.  Mr Wang has extensive experience in educational and linguistic fields.  He holds a masters degree in linguistics from National Taiwan Normal University.

Following the expiration of the ten day period in accordance with Section 14(f) of the Exchange Act, Yung Yeung will be the Chairman of the Board and David Rector, John N. Braca, David C. Mathewson, Chunhua Huang, Wei Wang and Vincent Wang will be our directors.

Involvement in Certain Legal Proceedings

None of our executive officers, directors or proposed directors has been involved in any of the following events during the past ten years:

(a)	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	any conviction in a criminal proceeding or subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

(c)
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities;

(d)
being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(e)
Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail fraud, wire fraud or fraud in connection with any business entity; or

(f)
Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s By-Laws and the provisions of the Delaware General Corporation Law.  Each of the Company’s directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s By-Laws and the provisions of the Delaware General Corporation Law.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and the proposed directors.  The proposed directors are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Further, the proposed directors have not engaged in any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to applicable SEC rules and regulations.  Other than the transactions contemplated by the Subscription Agreement and option grants described herein under “Compensation of Directors and Executive Officers—Executive Compensation,” since the beginning of the Company’s last fiscal year, there were no transactions involving our present officers, directors and principal shareholders that are required to be disclosed pursuant to applicable SEC rules and regulations.

Review, Approval or Ratification of Transactions

The Company currently has not adopted a written code of ethics.

Although we have not adopted a code of ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board of Directors reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Committees of the Board of Directors

Our Board of Directors met four times during the fiscal year ended December 31, 2009.  All other proceedings of our Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors.  Such written consents are, according the Delaware General Corporation Law and our By-Laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Due to our small size and limited operations to date, we believe that the functions of such committees can be adequately performed by our Board of Directors.  As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have Board committees.

Although we do not have an audit committee, the Board of Directors has determined that John N. Braca meets the definition of an “audit committee financial expert,” as defined in Item 407 of Regulation S-K.

Director Independence

We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be “independent.”  Nevertheless, our Board of Directors has determined that one of our three directors, John N. Braca, is “independent” within the definition of independence provided in the Marketplace Rules of The Nasdaq Stock Market.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Following the change in our Board of Directors, we believe that three of the proposed directors, Yung Yeung, Chunhua Huang and Wei Wang, will qualify as independent directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our common stock.  Executive officers, directors, and persons who own more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Rule 16a-3(e) under the Exchange Act during its most recent fiscal year and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any written representation to the Company from the reporting person that no Form 5 is required, no person who, at any time during the fiscal year, was a director, officer, beneficial owner of more than ten percent of the Company’s Common Stock, or any other person known to the Company to be subject to Section 16 of the Exchange Act with respect to the Company, failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, except as described below:

Name	Number of late reports	Number of transactions that were not reported on a timely basis	Failure to file a required Form

David Rector	1	1	—
David C. Mathewson	3	3	—
John N. Braca	1	1	—

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.  Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate’s name in nomination, however, such stockholder must do so in accordance with the provisions of the Company’s By-Laws.

Board Leadership Structure and Role on Risk Oversight

David Rector currently serves as the Company’s Chief Executive Officer, President, Treasurer and Director and Vincent Wang current serves as the Company’s Secretary.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Subsequent to the forthcoming change in directors, it is anticipated that Mr. Rector will continue to serve as our Chief Executive Officer, President, Treasurer and Director, Mr. Vincent Wang will continue to serve as our Secretary and John N. Braca, David C. Mathewson, Yung Yeung, Chunhua Huang, Wei Wang and Mr. Vincent Wang will serve as directors.  The Board of Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Mr. Rector is exclusively involved in the general oversight of risks that could affect our Company as he is the principal executive and financial officer of the Company.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of more than five percent (5%) of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our Board of Directors by writing to: Nevada Gold Holdings, Inc., 800 E. Colorado Blvd., Suite 888, Pasadena, California 91101, Attention: Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The following table summarizes all compensation earned by or paid to our Chief Executive and Financial Officer (Principal Executive and Financial Officer) and other executive officers during the two fiscal years ended December 31, 2009 and 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Non-qualified Deferred Compen- sation Earnings ($)	All Other Compensation ($)	Total ($)
David Rector(1)	2009	$12,000	—	—	$16,231	—	—	—	$28,231
CEO, President, Treasurer and Director	2008	—	—		—	—	—	—	—
		—	—

David Mathewson(2)	2009	$15,000							$15,000
Geological Advisor and Director	2008

(1)
Mr. Rector was our sole officer and director until December 31, 2008, when he resigned all positions with the Company; on November 5, 2009, he became our Chief Executive Officer, President, Secretary and Director.

(2)	Mr. Mathewson became our sole officer and director on December 31, 2008; he resigned his officer positions on November 5, 2009.

On December 30, 2008, the Company’s Board of Directors adopted the 2008 Equity Incentive Plan (the “2008 Plan”) which provided for incentive award grants of up to 4,000,000 shares of our common stock.  If an incentive award granted under the 2008 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2008 Plan.  As a result of the one-for-fifteen reverse stock split effected on September 15, 2010, the number of shares of common stock reserved under the 2008 Plan was reduced to 266,667.  On September 16, 2010, the Company amended the 2008 Plan to increase the total number of shares of our common stock that may be granted pursuant to awards under such 2008 Plan to 3,000,000 and to add a provision for automatic annual increases based on increases in its capitalization.

On November 5, 2009, our Board of Directors granted under our 2008 Plan to David Rector, in connection with his appointment as our Chief Executive Officer, President, Secretary and director, incentive stock options to purchase 1,000,000 shares of common stock at a purchase price of $0.135 per share (before adjustment for the one-for-fifteen reverse stock split effected on September 15, 2010), vesting 100% on December 31, 2010, and expiring November 4, 2014.

On November 16, 2009, our Board of Directors granted under our 2008 Plan to John N. Braca, in connection with his appointment as our director, non-qualified stock options to purchase 250,000 shares of Common Stock at a purchase price of $0.127 per share (before adjustment for the one-for-fifteen reverse stock split effected on September 15, 2010), vesting 100% on December 31, 2010, and expiring November 15, 2014.

Except as described above, we have not issued any stock options, nor have we maintained any stock option or other incentive plans other than our 2008 Plan.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

Employment Agreements with Executive Officers

The Company entered into an employment agreement effective as of January 1, 2009 (the “Effective Date”) with David Mathewson, pursuant to which Mr. Mathewson served as our Chief Executive Officer, President and Chief Geologist.  The term of the employment agreement commenced on the Effective Date and was to end on the first anniversary of the Effective Date, unless sooner terminated as provided in employment agreement (the “Term”); thereafter, the Term would have automatically renewed for successive periods of one year, unless either party gave to the other at least thirty (30) days’ prior written notice of their intention not to renew the employment agreement prior to the end of the Term or the then applicable renewal Term, as the case may be. Pursuant to the employment agreement, Mr. Mathewson’s annual base salary was $120,000; provided, however, that for the first year of the term, the base salary was $105,000 per annum, with $5,000 payable for the months of January, February and March of 2009, and $10,000 payable for the remaining months of 2009.  Mr. Mathewson received a total of $15,000 in salary in 2009.  The employment agreement contained no provisions relating to a bonus.

The Board of Directors would have determined whether and to what extent Mr. Mathewson would participate in any stock or option plan of the Company.  During the Term, Mr. Mathewson was entitled to participate in the Company’s insurance programs and any ERISA benefit plans that may be adopted.

Mr. Mathewson was entitled to receive reimbursement of all expenses reasonably incurred by him in performing his services, including all travel and living expenses while away from home on business or incurred at the specific request or direction of the Company.  The Company advanced to Mr. Mathewson, on a fully accountable basis, an allowance for reimbursable expenses of $5,000 per month (or, if reimbursable expenses for the prior month did not equal or exceed $5,000, then an amount equal to $5,000 less the unused portion of the prior month’s advance).

The Company was to grant Mr. Mathewson a 1% net smelter return royalty (“NSR”) for all prospects generated by him that were acquired by staking for the Company.  The Company was to grant Mr. Mathewson a 1/2% percent NSR for all prospects generated by him that are subsequently leased by the Company, exclusive of the “Tempo” property, provided that (i) such lease carries a total maximum NSR of 4% percent (inclusive of the 1/2% percent NSR to Mr. Mathewson), and (ii) such lease does not adjoin a claim from which Mr. Mathewson is otherwise entitled to receive participation in an NSR. The Company was to have the right to purchase all of such 1/2% percent NSRs respecting leased prospects in the aggregate at any time for $500,000.

On November 5, 2009, the Company and Mr. Mathewson agreed to terminate the employment agreement, and Mr. Mathewson resigned as Chief Executive Officer, President, Secretary, Treasurer and Chief Geologist of the Company.  Mr. Mathewson waived the right to receive any base salary accrued to the termination date but not yet paid.  The Company is not obligated to pay Mr. Mathewson any severance.  No NSRs have accrued under the agreement, and the Company is not obligated to grant any NSRs to Mr. Mathewson.  Mr. Mathewson agreed that he will not, directly or indirectly, own, manage, operate, finance, control or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend any credit to, or render services or advice to any business, firm, corporation, partnership, association, joint venture or other entity that engages in or conducts the business of gold exploration, anywhere within the Tempo property located in Lander County, Nevada, or within two miles of the current outside boundary of the Tempo property, for a period of three years or for as long as the Company maintains ownership control or a participatory involvement in the Tempo property (whichever is longer), or unless otherwise agreed upon by the Company’s Board of Directors.  Mr. Mathewson also surrendered to the Company, without payment therefor, 2,000,000 shares (before giving effect to the one-for-fifteen reverse stock split) of the Company’s common stock, which were cancelled and returned to authorized but unissued shares.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company has only one class of stock outstanding, its common stock.  The holders of the Company’s common stock are entitled to one vote per share of common stock held on all matters submitted to a vote of stockholders and have equal rights to receive dividends, when and if declared by our Board of Directors, out of funds legally available for such purpose.  In the event of liquidation, holders of the Company’s common stock are entitled to share ratably in the net assets of the Company available for distribution to stockholders.

The following table sets forth certain information with respect to the beneficial ownership of the outstanding common stock as of November 11, 2010 by: (i) any stockholder known to us who owns more than five percent (5%) of our common stock; (ii) each of our executive officers and directors; (iii) each of the proposed directors; and (iv) our executive directors and directors as a group.  As of November 11, 2010, there were 37,851,862 shares of our common stock outstanding.  To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership(2)	Percent of Class(2)

Common Stock	David Rector	66,667(3)	*%

Common Stock	John N. Braca	16,667(4)	*%

Common Stock	David C. Mathewson	1,485,334	3.9%

Common Stock	Yung Yeung	0(5)	*%

Common Stock	Chunhua Huang	0	*%

Common Stock	Wei Wang	0	*%

Common Stock	Vincent Wang	0	*%

Common Stock	All executive officers and directors as a group (7 persons)	1,568,668	4.1%

Common Stock	Far East Golden Resources Investment Limited Suite 1408, 14F Great Eagle Centre 23 Harbour Road Wanchai, Hong Kong	60,000,000(6)	88.4%

*	Less than 1%.

(1)	Unless otherwise noted, to our knowledge, all named parties have sole investment and voting control of the shares set forth in this table.

(2)
Under Rule 13d-3 of the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3)
Consists of 66,667 shares of common stock (after adjustment for the one-for-fifteen reverse stock split effected on September 15, 2010) issuable upon the exercise of options granted under the 2008 Plan, which fully vests on December 31, 2010.

(4)
Consists of 16,667 shares of common stock (after adjustment for the one-for-fifteen reverse stock split effected on September 15, 2010) issuable upon the exercise of options granted under the 2008 Plan, which fully vests on December 31, 2010

(5)
Excludes shares held by FEGRI, a wholly owned subsidiary of Hybrid Kinetic Group Limited.  Mr. Yeung is Chairman of Hybrid Kinetic Group Limited.  Sun East LLC, a California limited liability company, owns 30.29% of the issued share capital of Hybrid Kinetic Group Limited.  Sun East LLC is owned (i) 35% by Mr. Yeung and (ii) 65% by Manwai Ma and Jimmy Wang, as co-trustees for certain trusts established for the benefit of Mr. Yeung’s children.

(6)	Includes 30,000,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

CHANGE IN CONTROL

On October 29, 2010, pursuant to the Subscription Agreement, FEGRI acquired 30,000,000 PPO Units at a purchase price of $0.10 per PPO Unit.  Each PPO Unit consists of (i) one share of the Company’s common stock and (ii) a warrant representing the right to purchase one share of the Company’s common stock, exercisable for a period of five years at an initial exercise price of $0.10 per share.  The closing of the transactions contemplated by the Subscription Agreement resulted in FEGRI owning 79.26% of the Company’s issued and outstanding common stock.  In addition, pursuant to the terms of the Subscription Agreement, FEGRI has the right to appoint a majority of our Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Securities Exchange Act.  For further information about us, you may refer to our Annual Report and our Quarterly Report.  You can review these filings at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, DC 20549.  These filings are also available electronically on the World Wide Web at http://www.sec.gov.

You may also send communications to the Board of Directors at c/o Nevada Gold Holdings, Inc., 800 E. Colorado Blvd., Suite 888, Pasadena, California 91101.

No vote or other action is being requested of our company’s stockholders.  This Information Statement is provided for information purposes only.

Nevada Gold Holdings, Inc.
By Order of the Board of Directors

/s/ David Rector
David Rector
Chief Executive and Financial Officer, President and Director